Profit and Loss - Masa y Mas LLC

Bolita

January 1-June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
catering	31,456.63
Consulting	1,086.00
Sales	75,088.38
Square	26,260.87
Tips Income	4,399.87
Unapplied Cash Payment Income	18,403.30
Wholesale	27,919.87
Total for Income	**$184,614.92**
Cost of Goods Sold	
Cost of Goods Sold	37,355.43
Total for Cost of Goods Sold	**$37,355.43**
Gross Profit	**$147,259.49**
Expenses	
Advertising & Marketing	80.00
Auto	0
Gas	1,409.68
Parking & Tolls	633.47
Registration	775.00
Repair & Maintenance	509.35
Total for Auto	**$3,327.50**
Bank Charges	0
Bank Charges & Fees	18.72
Interest Paid	1,129.53
QuickBooks Payments Fees	1,049.85
Total for Bank Charges	**$2,198.10**
Contractors	5,293.19
Donation	254.00
Dues	713.92
Employee Extra's	587.03
Equipment Rental	3,202.80
Insurance	1,132.86
Job Supplies	333.64
Kitchen Equipment	259.91
kitchen Supplies	8,478.74
Legal & Professional Services	500.00
Meals & Entertainment	297.38
Office Supplies & Software	1,624.33

Profit and Loss - Masa y Mas LLC

Bolita

January 1-June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Payroll	0
Payroll Taxes	2,735.26
Salaries & Wages	32,451.08
Total for Payroll	**$35,186.34**
Rent & Lease	47,192.00
Repairs & Maintenance	11,317.32
Research & Development	400.21
Taxes & Licenses	0
City of Berkeley	1,579.26
City of SF	45.00
Federal	126.00
State of CA	2,600.00
Total for Taxes & Licenses	**$4,350.26**
Transportation - Local	405.51
Travel	359.32
Uniform	96.91
Utilities	10,549.48
Total for Expenses	**$138,140.75**
Net Operating Income	**$9,118.74**
Other Income	
Interest	0.92
Rental Income	33,984.75
Total for Other Income	**$33,985.67**
Other Expenses	
Net Other Income	**$33,985.67**
Net Income	**$43,104.41**

Balance Sheet

Bolita

As of June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Acorn Savings	3,463.62
Bolita Savings (7120)	26,894.66
Cash	530.63
Checking (9069)	-281.62
Money market (1662)	7,787.60
Venmo	-5,464.33
Total for Bank Accounts	**$32,930.56**
Accounts Receivable	
Other Current Assets	
Undeposited Funds	
Total for Other Current Assets	**0**
Total for Current Assets	**$32,930.56**
Fixed Assets	
2023 Mercedes sprinter 2500	81,865.28
Equipment	18,326.93
Kitchen Asset Purchase	63,283.00
MacBook Pro	1,703.00
Torilla Oven - Used	11,000.00
Total for Fixed Assets	**$176,178.21**
Other Assets	
Security Deposit for Kitchen Rental	15,000.00
Total for Other Assets	**$15,000.00**
Total for Assets	**$224,108.77**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Credit card (5394)	7,309.93
Total for Credit Cards	**$7,309.93**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	9,237.33
Sales Tax Payable	-1,064.33
Total for Other Current Liabilities	**$8,173.00**
Total for Current Liabilities	**$15,482.93**

Balance Sheet

Bolita

As of June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
Armando Rosales Montalvo	25,000.00
Bertha & Ignacio Delgadillo - Loan	25,000.00
ICA	50,000.00
Rental Deposit	2,850.00
Teresa Galvan - Loan	30,000.00
Van Loan	44,648.96
Total for Long-term Liabilities	**$177,498.96**
Total for Liabilities	**$192,981.89**
Equity	
Retained Earnings	172,178.56
Net Income	43,104.41
Owner's Investment	48,073.75
Owner's Pay & Personal Expenses	-232,229.84
Total for Equity	**$31,126.88**
Total for Liabilities and Equity	**$224,108.77**

Statement of Cash Flows

Bolita

January 1-June 30, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	36,190.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	5,583.19
California Department of Tax and Fee Administration Payable	7,144.18
Credit card (5394)	312.32
Sales Tax Payable	1,143.36
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$14,183.05**
Net cash provided by operating activities	**$50,373.39**
INVESTING ACTIVITIES	
Security Deposit for Kitchen Rental	-1,000.00
Net cash provided by investing activities	**-$1,000.00**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-36,830.28
Van Loan	-5,155.44
Net cash provided by financing activities	**-$41,985.72**
NET CASH INCREASE FOR PERIOD	**$7,387.67**
Cash at beginning of period	**$25,542.89**
CASH AT END OF PERIOD	**$32,930.56**